U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending February 28, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1° Press release issued by Cambior Inc. on February 22, 2002 announcing the dismissal of Omai-related class-action suit in Guyana;

2° Press release issued by Cambior Inc. on February 22, 2002 announcing the record date for the annual and special meeting of Shareholders;

3° Press release issued by Cambior Inc. on February 25, 2002 reporting a profitable fourth quarter;

4° Press release issued by Cambior Inc. on February 27, 2002 announcing the exercise of option by underwriters; and

5° Press release issued by Cambior Inc. on February 28, 2002 announcing the closing of financing.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, February 22, 2002

DISMISSAL OF OMAI-RELATED CLASS-ACTION SUIT IN GUYANA

Cambior Inc. and its 65%-owned subsidiary OMAI Gold Mines Ltd. are pleased to announce that the US $100 million class action ("*representative action*") proceedings brought in Guyana in connection with the Omai tailings dam failure seven years ago, have been dismissed.

In an order released on February 12, 2002, the Honourable Mr. Justice Winston Moore, of the High Court of the Supreme Court of Judicature of Guyana, ordered that the action be struck out for repeated failure to file an affidavit by the plaintiffs.

OMAI Gold Mines Ltd. has honored its duties and obligation to the residents of the Essequibo River who had filed 522 writs representing 881 claimants by settling over 95% of the claims filed for losses or damages. Remaining claims have not yet been paid because the claimants have either not turned up or cannot be located.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

*****

Longueuil, le 22 février 2002

REJET DU RECOURS COLLECTIF RELIÉ À OMAI AU GUYANA

Cambior inc. et sa filiale OMAI Gold Mines Ltd. détenue à 65% sont heureuses d'annoncer que le recours collectif (« *Representative Action* ») de 100 millions $ US institué au Guyana relativement au bris de la digue du parc à résidus de la mine Omai survenu il y a déjà sept ans, a été rejeté.

Dans une décision rendue le 12 février 2002, l'Honorable juge Winston Moore de la Cour Supérieure de la Cour Suprême du Guyana (« *High Court of the Supreme Court of Judicature of Guyana* »), a ordonné la radiation des procédures en raison du défaut répétitif des demandeurs à déposer une déclaration écrite sous serment (« *affidavit* »).

OMAI Gold Mines Ltd. a honoré ses obligations et devoirs auprès des résidents du fleuve Essequibo qui avaient déposé 522 assignations à comparaître au nom de 881 demandeurs, en réglant plus de 95 % des réclamations déposées pour pertes ou dommages. Les réclamations restantes n'ont pas encore été payées parce que les demandeurs n'y ont pas donné suite ou sont introuvables.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la bourse de Toronto et de *l'American Stock Exchange* (AMEX).

- 30 -

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
Investor Relations / Relations avec les investisseurs
Robert LaVallière, Manager/Directeur
Tel.: (450) 677-0040, extension 3314   Fax: (450) 677-3382
E-mail: info@cambior.com   Website: www.cambior.com

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

COMMUNIQUÉ DE PRESSE / PRESS RELEASE
POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

Longueuil, February 22, 2002

CAMBIOR INC. announces that its Board of Directors has adopted a resolution fixing the close of business on Friday, March 29, 2002, as the record date for the purpose of determining shareholders entitled to receive notice of its Annual and Special Meeting of Shareholders.

The Annual and Special Meeting of Shareholders of Cambior Inc. will be held in Montreal, on Tuesday, May 7, 2002 at 11:00 am in the *Westmount* room of the Hilton Montreal Bonaventure Hotel.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

Longueuil, le 22 février 2002

CAMBIOR INC. annonce que son conseil d'administration a adopté une résolution fixant la date de clôture des registres, en vue de déterminer les actionnaires ayant droit de recevoir l'avis de convocation à son assemblée spéciale et annuelle des actionnaires, à la fermeture des bureaux, vendredi, le 29 mars 2002.

L'assemblée spéciale et annuelle des actionnaires de Cambior inc. se tiendra à Montréal, mardi le 7 mai 2002, à 11 h 00, au salon Westmount de l'hôtel Bonaventure Hilton.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la bourse de Toronto et de *l'American Stock Exchange* (AMEX).

- 30 -

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
Investor Relations / Relations avec les investisseurs
Robert LaVallière
Manager/Directeur
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

CP-2002-06

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, February 25, 2002
All amounts are expressed in US dollars

CAMBIOR REPORTS PROFITABLE FOURTH QUARTER

- ***Net earnings of $12.1 million (12¢ per share)***
- ***Adjusted cash flows from operating activities of $8.3 million (8¢ per share)***
- ***161,000 ounces produced at $197 per ounce, an 11% improvement over fourth quarter 2000 direct mining costs***
- ***Positive $4.3 million mark-to-market value of Cambior's total gold sales commitments***
- ***Increase in the cash balance to $15 million at year end***
- ***30% decrease in total financial obligations at year end***

STRONG FOURTH QUARTER FINANCIAL RESULTS

For the fourth quarter ended December 31, 2001, revenues totaled $52.4 million, similar to the corresponding quarter in 2000. The operating margin (EBITDA[1]) was $13.7 million (14¢ per share) compared to $10.9 million (14¢ per share) for the corresponding quarter of 2000. Despite a lower realized gold price of $294 per ounce compared to $312 per ounce in the corresponding quarter of 2000, the EBITDA was higher due to the strong operating performance of the Omai and Niobec mines. The direct mining cost decreased to $197 per ounce for the fourth quarter compared to $221 per ounce for the corresponding quarter in 2000.

Cash flows from operating activities were $5.2 million (5¢ per share) compared to $3.7 million (5¢ per share) in the fourth quarter in 2000. After adjustments for the value of gold deliveries under the prepaid gold forward sale agreement, cash flows from operating activities were $8.3 million (8¢ per share) compared to $3.7 million (5¢ per share) for the corresponding quarter in 2000. Higher cash flows are mainly due to lower production costs and financial expenses.

During the fourth quarter, despite a $5.4 million writedown related to the Omai mine, Cambior achieved strong operational and financial performance and returned to profitability with net earnings of $12.1 million (12¢ per share) compared to a loss of $101.7 million ($1.35 per share) for the corresponding quarter in 2000.

[1]EBITDA: earnings before interest, taxes, depreciation and amortization, unrealized loss/gain on derivative instruments and writedown of mining assets and investments.

FULL YEAR 2001

Revenues and EBITDA amounted to $198.2 million and $39.4 million respectively, slightly lower than last year due to a lower realized gold price ($289 per ounce compared to $321 per ounce in 2000). Cash flows from operating activities were $81.3 million (88¢ per share) compared to $25.7 million (35¢ per share) in 2000. Adjusted cash flows from operating activities without the deferred revenue were $32.4 million (35¢ per share) compared to $25.7 million (35¢ per share) in 2000. The loss before unusual items was only $1.2 million (1¢ per share) compared to a loss of $29.1 million (40¢ per share) for 2000. In 2001, a $5.4 million writedown of the Omai mine resulted in a net loss of $8.2 million (9¢ per share). This compares to a net loss of $81.6 million ($1.12 per share) in 2000, when writedowns totaled $94.3 million.

PRODUCTION AND RESERVES HIGHLIGHTS

Higher production levels and lower production costs

For the fourth quarter of 2001, gold production totaled 160,700 ounces at a direct mining cost of $197 per ounce, representing an 11% improvement over the direct mining cost of the corresponding quarter in 2000. Niobium production in the fourth quarter was 430 tonnes compared to 278 tonnes during the fourth quarter of 2000. For 2001, gold production totaled 614,900 ounces at a direct mining cost of $212 per ounce and niobium production was 1,503 tonnes, representing increases over the production attained in 2000.

Increase in mineral reserves

Proven and probable mineral reserves have increased by almost one million ounces of gold contained since last year, after production depletion in 2001. This increase is mainly due to the inclusion of the Gross Rosebel project following the upgrade of its mineral resources into the probable reserves category and the agreement with Golden Star Resources Ltd. to acquire its 50% interest in the project, subject to closing, as well as the 31% increase in mineral reserves at Sleeping Giant. Due to the extension of mineralized zones at the Doyon Division, the proven and probable reserves were almost replaced with 1.4 million ounces of gold contained at year-end. Omai added only 50,000 ounces to its mineral reserves, primarily as a result of the complete definition of the two deposits currently being mined. It is expected that the two deposits at the Omai mine will be depleted in 2005 and the renewal of reserves is dependent on the current exploration program finding a new gold deposit near the mine site. The attached table details Cambior's share of mineral reserves and resources as at December 31, 2001, estimated at a gold price of $300 per ounce.

Cambior's share of mineral reserves at Niobec increased by nearly 60% to stand at 9.1 million tonnes at a grade of 0.68% of Nb_2O_5 at year end. More than 90% of the aggregate mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, thereby reducing the development expenditures required for their extraction. Since it began operating 25 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. Both partners are pleased with this significant increase in reserves and its positive impact on the mine life, which is at least 16 years at the current mining rate.

FINANCIAL HIGHLIGHTS

A 30% reduction in financial obligations

As of December 31, 2001, Cambior had financial obligations[2] of $100 million, a significant reduction from the $130 million at the beginning of the year. The reduction is mainly due to the sale of the interest in the El Pachón copper project, net cash flows from operations and the completion of private placements with Jipangu Inc. The Company intends to further reduce its financial obligations during 2002.

As part of its strategy to strengthen its financial position, Cambior announced on February 11, 2002, a special warrant offering of up to Cdn $30 million ($18.8 million). A syndicate of underwriters have agreed to purchase 13,846,134 special warrants at a price of Cdn $1.30 ($0.81) per special warrant for gross proceeds to Cambior of Cdn $18 million ($11.3 million). The underwriters have the option, prior to the closing which is expected at the end of this month, to purchase an additional 9,230,769 special warrants at the same terms for additional gross proceeds of Cdn $12 million ($7.5 million).

Capital expenditures in 2001 totaled $19.7 million compared to $22.6 million in 2000, representing a 13% decrease. Investments were principally for underground exploration and development at the Doyon Division ($7.6 million) and deferred stripping costs at Omai ($6.2 million).

At December 31, 2001, cash and cash equivalents were $15 million and shareholders' equity was $112 million or $1.06 (Cdn $1.69) per share.

2002 outlook

Louis P. Gignac, President and CEO of Cambior, stated "We are pleased with the Company's financial and operational performance in the fourth quarter and the increase in mineral reserves at year end. During 2002, we will pursue our objective to rebuild shareholder value through the creation of financial capacity while reducing our financial obligations, the investment in high return projects and the appreciation of Cambior's share price to reflect its net asset value. The total ongoing capital expenditures for 2002 are estimated at $15 million, a significant reduction from 2001. This reduction is mainly due to minimal deferred stripping costs at Omai and less

---

[2] Defined as long-term debt and gold delivery obligations under the prepaid gold forward sale agreement (deferred revenue).

development expenditures, reflecting the maturity level of our Canadian mines. The exploration budget is estimated at $7.3 million (including $2.5 million of current expenses) and will focus on the mine sites and on finalizing the feasibility study at Gross Rosebel. Gold production in 2002 is forecasted at 547,000 ounces at a direct mining cost of $225 per ounce. The decrease in production corresponds with the planned decrease at the Omai mine".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2000 Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

- 30 -

For additional information, please contact:

CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-07

CAMBIOR INC.

HIGHLIGHTS

All amounts in US dollars	Three months ended December 31, (unaudited) 2001	2000	Year ended December 31, 2001	2000
RESULTS *(in millions of $)*				
Total revenues	**52.4**	52.9	**198.2**	210.6
EBITDA[(1)]	**13.7**	10.9	**39.4**	51.2
Cash flows from operating activities	**5.2**	3.7	**81.3**	25.7
Adjusted cash flows from operating activities[(2)]	**8.3**	3.7	**32.4**	25.7
Earnings (loss) before the undernoted items	**5.9**	(12.6)	**(1.2)**	(29.1)
Unrealized gain (loss) on derivative instruments	**12.5**	5.2	**(0.7)**	41.8
Writedown of mining assets and investments	**(5.4)**	(94.3)	**(5.4)**	(94.3)
Loss on foreign exchange from reduction in net investment	**(0.9)**	-	**(0.9)**	-
Net earnings (loss)	12.1	(101.7)	(8.2)	(81.6)
PER SHARE *($)*				
EBITDA [(1)]	**0.14**	0.14	**0.42**	0.70
Cash flows from operating activities	**0.05**	0.05	**0.88**	0.35
Adjusted cash flows from operating activities[(2)]	**0.08**	0.05	**0.35**	0.35
Earnings (Loss) before the undernoted items	**0.06**	(0.17)	**(0.01)**	(0.40)
Unrealized gain (loss) on derivative instruments	**0.12**	0.07	**(0.01)**	0.57
Writedown of mining assets and investments	**(0.05)**	(1.25)	**(0.06)**	(1.29)
Loss on foreign exchange from reduction in net investment	**(0.01)**	-	**(0.01)**	-
Net earnings (loss)	**0.12**	(1.35)	**(0.09)**	(1.12)
Weighted average number of common shares outstanding (in millions)	**100.3**	75.6	**92.8**	73.1
GOLD PRODUCTION				
Number of ounces produced (000)	**161**	155	**615**	613
Number of ounces sold (000)	**157**	143	**627**	628
Accounting realized price ($ per ounce)	**294**	312	**289**	321
Average market price ($ per ounce)	**279**	269	**271**	279
Direct mining cost ($ per ounce)	**197**	221	**212**	217

FINANCIAL POSITION *(in millions of $)*	**December 31, 2001**	**December 31, 2000**
Cash and cash equivalents	**15**	4
Total assets	**252**	283
Total debt	**51**	130
Deferred revenue	**49**	-
Shareholders' equity	**112**	108

This data concerns continuing operations only except for the net earnings (loss) and gold production statistics.

(1) Earnings before interest, taxes, depreciation and amortization, unrealized loss/gain on derivative instruments and writedown of mining assets and investments (Note 12 of the notes to consolidated financial statements).

(2) Cash flows from operating activities in 2001 are presented without the deferred revenue.

CAMBIOR INC.

GOLD PRODUCTION STATISTICS	Three months ended December 31, (unaudited) 2001	2000	Year ended December 31, 2001	2000
Omai (100%)				
Production (ounces)	**91,100**	86,800	**354,300**	330,000
Tonnage milled (t)	**2,013,200**	2,009,800	**7,902,600**	7,875,100
Grade milled (g Au/t)	**1.52**	1.45	**1.50**	1.40
Recovery (%)	**93**	92	**93**	93
Direct mining costs ($ per tonne milled)	**8.98**	9.97	**9.58**	9.46
Direct mining costs ($ per ounce)	**198**	231	**214**	226
Depreciation ($ per ounce)	**26**	76	**46**	83
Doyon Division (1)				
Production (ounces)	**62,000**	58,700	**228,700**	231,700
Tonnage milled (t)				
Underground mines	**305,000**	315,000	**1,177,500**	1,250,100
Low grade stockpile	**29,700**	18,000	**161,200**	87,100
Total	**334,700**	333,000	**1,338,700**	1,337,200
Grade milled (g Au/t)				
Underground mines	**6.5**	5.9	**6.2**	5.9
Low grade stockpile	**1.0**	1.6	**1.0**	1.6
Average	**6.0**	5.7	**5.6**	5.6
Recovery (%)	**96**	96	**96**	96
Direct mining costs ($ per tonne milled)	**35**	37	**36**	37
Direct mining costs ($ per ounce)	**188**	211	**209**	214
Depreciation ($ per ounce)	**64**	149	**67**	98
Sleeping Giant (50%)				
Production (ounces)	**7,600**	9,100	**31,900**	39,000
Tonnage milled (t)	**27,200**	28,800	**107,000**	110,600
Grade milled (g Au/t)	**9.0**	9.6	**9.6**	11.1
Recovery (%)	**96**	103	**97**	98
Direct mining costs ($ per tonne milled)	**69**	63	**66**	63
Direct mining costs ($ per ounce)	**247**	198	**221**	179
Depreciation ($ per ounce)	**43**	62	**43**	54
Bouchard-Hébert/Langlois (ounces) (2)	**-**	-	**-**	12,200
Direct mining costs ($ per ounce)	**-**	-	**-**	127
TOTAL GOLD PRODUCTION (ounces)	**160,700**	154,600	**614,900**	612,900
DIRECT MINING COSTS ($ per ounce)	**197**	221	**212**	217

CONSOLIDATED GOLD PRODUCTION COSTS
($ per ounce)

Direct mining costs	**197**	221	**212**	217
Refining and transportation	**1**	2	**2**	3
By-product credits	**(2)**	(1)	**(2)**	(2)
Operating costs	**196**	222	**212**	218
Royalties	**7**	8	**8**	8
Total cash costs	**203**	230	**220**	226
Depreciation	**42**	103	**54**	86
Reclamation	**3**	2	**3**	3
Total production costs	**248**	335	**277**	315

METAL PRODUCTION
Niobec (50 %)

Production of Ferroniobium (tonnes Nb)	**430**	278	**1,503**	1,085

(1) Includes the Doyon and Mouska mines.

(2) Gold and silver produced at the Bouchard-Hébert and Langlois mines are reported in gold equivalent. Amounts shown reflect results to April 30, 2000. The Bouchard-Hébert and Langlois mines were sold as of May 1, 2000.

FOURTH QUARTER 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's annual audited consolidated financial statements, the notes relating thereto and supplementary financial information contained in the Company's Annual Report.

During 2001, the Company continued its efforts to reduce debt and return to profitability. Highlights for the year were:

- Second amended and restated Credit Facility for $65.0 million;
- Proceeds from the prepaid gold forward sale of $55.0 million;
- Sale of the El Pachón Project;
- Reduction in financial obligations of $30.0 million;
- Increase in gold production;
- Increase in niobium production;
- Implementation of an aggressive investment program for the reserve base renewal;
- Agreement for the acquisition of the remaining interest in the Gross Rosebel project.

CONSOLIDATED OPERATIONS

For the year ended December 31, 2001, gold production totalled 614,900 ounces compared to 612,900 ounces produced in 2000. Cambior's share of production from the Niobec mine amounted to 1,503 tonnes of niobium, a 39% increase over last year due to the successful completion of the Niobec mine expansion in late 2000. Revenues from continuing operations totalled $198.2 million as compared to $210.6 million for last year. EBITDA[1] was $39.4 million as compared to $51.2 million for 2000. Lower realized gold price per ounce sold contributed to the revenue and EBITDA decline in 2001. These amounts exclude the base metals assets, which are accounted for as discontinued operations.

Gold production for the fourth quarter of 2001 totalled 160,700 ounces compared to 154,600 ounces during the corresponding quarter of 2000. Cambior also produced 430 tonnes of niobium, a 55% increase over the corresponding quarter in 2000. Revenues from continuing operations totalled $52.4 million in the fourth quarter of 2001 as compared to $52.9 million for the same quarter last year. The EBITDA was $13.7 million as compared to $10.9 million for the corresponding quarter of 2000; this increase is mainly due to lower direct mining operations costs of $197 per ounce compared to $221 per ounce in 2000.

Cambior is making steady progress towards returning to profitability as its loss for the year 2001, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, the writedown of mining assets and the loss on foreign exchange from reduction in net investment was $1.2 million compared to a loss of $29.1 million in 2000. Including these adjustments, the Company incurred a net loss of $8.2 million (9¢ per share) for the year 2001 compared to net loss of $81.6 million ($1.12 per share) for 2000, including a $7.2 million loss from discontinued operations.

[1] EBITDA: Earnings before interest, taxes, depreciation and amortization, unrealized loss/gain on derivative instruments and writedown of mining assets and investments (Note 12 of the notes to the consolidated financial statements).

The net earnings was $12.1 million ($0.12 per share) for the fourth quarter of 2001 compared to a net loss $101.7 million ($1.35 per share), for the corresponding period in 2000. The net earnings before the non-cash adjustment on derivative instruments, the writedown of mining assets and the loss on foreign exchange from reduction in net investment was $5.9 million for the fourth quarter of 2001 compared to a loss of $12.6 million in 2000.

EXPENSES

Mine operating costs in the year 2001 totalled $151.5 million lower than the $152.4 million incurred in 2000. In terms of cost per ounce, direct mining costs were $212 per ounce in 2001, lower than the $217 per ounce of 2000. Mine operating costs for the fourth quarter of 2001 totalled $36.1 million and direct mining costs were $197 per ounce. The operating statistics for the gold operations are as follows:

	Three months ended December 31,				**Year ended December 31,**			
	2001		2000		**2001**		2000	
	Ounces	**Direct mining cost ($/ounce)**	Ounces	Direct mining cost ($/ounce)	**Ounces**	**Direct mining cost ($/ounce)**	Ounces	Direct mining cost ($/ounce)
Omai mine	**91,100**	**198**	86,800	231	**354,300**	**214**	330,000	226
Doyon Division	**62,000**	**188**	58,700	211	**228,700**	**209**	231,700	214
Sleeping Giant mine (50%)	**7,600**	**247**	9,100	198	**31,900**	**221**	39,000	179
Bouchard-Hébert/Langlois mines (1)	**-**	**-**	-	-	**-**	**-**	12,200	127
	160,700	**197**	154,600	221	**614,900**	**212**	612,900	217

(1) The Bouchard-Hébert and Langlois mines were sold on May 1st 2000.

Depreciation, depletion and amortization amounted to $34.9 million in the year 2001 compared to $54.0 million in 2000. The decrease in 2001 resulted from the writedown of mining assets at the end of 2000. Depreciation, depletion and amortization amounted to $6.9 million for the fourth quarter of 2001 compared to $16.7 million in the corresponding quarter of 2000.

Financial expenses for the year 2001 amounted to $5.6 million compared to $18.7 million in 2000, and $0.9 million for the fourth quarter of 2001 versus $6.4 million in the fourth quarter of 2000. The lower charges are mainly attributable to the debt reduction ensuing from the proceeds of the Prepaid Gold Forward Sale Agreement ($55.0 million), the sale of the El Pachón Project in 2001, the disposal of the La Granja Project in December 2000 ($35.0 million) and lower interest rates.

Benefitting from significant tax pools and losses, the Company is not subject to tax on its earnings. The Company is however liable for capital taxes and taxes on large corporation in Canada.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

In order to secure the cash operating margins at its mines and to reduce unfavourable exposure to the volatility of the gold price, the Company maintains a revenue protection program for its gold operations. The effectiveness of this program can be measured through the comparison of the average realized price with the average market price over time.

During the year 2001, the Company realized a price of $289 per ounce compared to a realized price of $321 per ounce in 2000. For the fourth quarter of 2001, the realized price was $294 per ounce compared to $312 per ounce during the same period last year.

The Company calculates the mark-to-market value of all instruments used in the establishment of its revenue protection program. The valuation is calculated independently, based on the market conditions at the end of the period, of which the gold price is a major component.

In accordance with the accounting principle in Canada adopted in 2000, the Company records in the operations statement the change in the valuation of its variable volume forward and call options ("optionalities"). Due to a gold market price increase from $273 to $277 an ounce during the year, the mark-to-market value of these optionalities has been reduced by $0.7 million. This charge has no impact on cash flows and will decrease as these instruments expire with the eventual delivery of the ounces under these optionalities. At December 31, 2001, the Company had gold commitments of 932,000 ounces at an average price $327 per ounce with minimum delivery obligations of 297,000 ounces at $338 per ounce under these optional instruments, which is higher than the $277 an ounce market price at December 31, 2001.

During the fourth quarter of 2001, the gold market price decrease from $293 an ounce on September 30, 2001 to $277 per ounce on December 31, 2001 resulted in an unrealized gain on non-hedge derivative instruments of $12.5 million.

In order to avoid these non-cash adjustments in future, the Company has decided to minimize the use of these optional instruments and the mark-to-market value thereof will become nil and have no further impact on the Company's earnings subsequent to 2004. As at December 31, 2001, optionalities declined by 35% from the beginning of the year.

At December 31, 2001, the Company had minimum delivery obligations of 1,252,000 ounces at a price of $298 per ounce and total commitments of 1,887,000 ounces at a price of $306 per ounce. These commitments include the optionalities described above.

The estimated mark-to-market position of the total commitments is summarized as follows:

	December 31, 2001	September 30, 2001	December 31, 2000	September 30, 2000	December 31, 1999
Closing gold market price ($/oz)	277	293	273	274	290
Mark-to-market value of hedge derivatives and Prepaid Gold Forward instruments (M$)	(1.0)	(14.3)	0.7	(0.6)	(19.7)
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (M$)	5.3	(7.2)	6.1	0.8	(35.7)
Estimated mark-to-market value – Revenue protection program (M$)	4.3	(21.5)	6.8	0.2	(55.4)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
Impact on earnings of non-hedge derivative instruments (M$)				
Mark-to-market value at the end of period	**5.3**	6.1	**5.3**	6.1
Mark-to-market value at the beginning of period	**(7.2)**	0.8	**6.1**	(35.7)
Unrealized gain (loss) on derivative instruments	**12.5**	5.3	**(0.7)**	41.8

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities were $81.3 million (88¢ per share) in 2001 compared to $25.7 million (35¢ per share) for 2000. The difference is mainly due to the receipt of the $55.0 million prepaid gold forward agreement (deferred revenue) and to lower financial expenses.

For the fourth quarter of 2001, cash flows from operating activities were $5.2 million (5¢ per share) compared to $3.7 million (5¢ per share) in the same period of 2000. The variation is mainly due to lower financial expenses and lower mining operations costs partially offset by the delivery of prepaid gold ounces (deferred revenue) and changes in non-cash working capital items.

INVESTMENTS

Investments related to continuing mining operations for the year 2001 totalled $19.7 million compared to $22.6 million in 2000, representing a 13% decrease. Investments were principally for underground development at the Doyon Division ($7.6 million) and deferred stripping costs at Omai ($6.2 million). Investments relating to continuing mining operations for the fourth quarter of 2001 totalled $3.4 million compared to $7.1 million for the same period last year.

SALE OF ASSETS

During 2001, the Company sold its interest in the El Pachón Project for a total consideration of $15.0 million, with $13.0 million paid in September and $2.0 million at the time the purchaser makes a production decision but not later than September 2005. The proceeds from that sale were used mainly to reduce indebtedness.

FINANCING ACTIVITIES

During 2001, the Company reimbursed $65.3 million under the 1999 Credit Facility with proceeds received from the sale of assets and from the prepaid gold forward sale agreement. The mortgage loans of $13.0 million were also reimbursed. During that period, the Company issued 29.3 million common shares for a total of $16.3 million of which 28.5 million shares were issued to Jipangu Inc., its largest shareholder, and 0.8 million flow through shares issued to fund exploration projects.

SUBSEQUENT EVENTS

Transactions in the Guiana Shield

On October 31, 2001, Cambior announced that it has reached an agreement with Golden Star Resources Ltd. ("Golden Star") which was accepted by the Government of Suriname on January 10, 2002, concerning the acquisition of the 50% interest in the Gross Rosebel Project held by Golden Star for a cash consideration of $8,000,000 and a price participation right of 10% on the excess in the quarterly market price of gold above $300 per ounce after commencement of commercial production.

Cambior will also acquire Golden Star's interest in other exploration properties in Suriname and in the share capital of OMAI Gold Mines Limited, and will transfer to Golden Star its interest in exploration properties located in French Guiana.

The Government of Suriname has also agreed to certain modifications to the 1994 Mineral Agreement in respect of the Gross Rosebel Project as well as certain business conditions, including favorable terms for power supply to the Project.

In addition, the Government agreed to cause state-owned mining company Grasshopper Aluminum Company N.V. to relinquish its two options to purchase up to a 40% participation in the Gross Rosebel Project principally in return for a 5% carried interest in the Operating Company's equity.

Jipangu Inc. committed to use its best efforts to provide directly or indirectly, non recourse financing of $50,000,000 to Cambior, to be used for the construction and development of the Gross Rosebel Property.

Special Warrant offering of up to Cdn $30,000,000 (approximately $18,750,000)

On February 11, 2002, Cambior announced that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters :

-have agreed to purchase 13,846,154 special warrants on an underwritten private placement basis, at a price of Cdn $1.30 (approximately $0.81) per special warrant for gross proceeds to Cambior of Cdn $18,000,000 (approximately $11,250,000), and

-have the option to purchase an additional 9,230,769 special warrants at Cdn $1.30 (approximately $0.81) each at any time prior to the closing date, for additional gross proceeds of Cdn $12,000,000 (approximately $7,500,000).

Each special warrant will entitle its holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $1.70 (approximately $1.06) for a period of 12 months from the closing date. In the event that Cambior does not obtain receipts for a final prospectus within 45 days of the closing date, each special warrant will entitle its holder to acquire 1.04 common shares and 0.52 warrant.

The closing of the offering is scheduled for February 27, 2002.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. While the Company assesses and minimizes these risks by applying high operating standards, including the careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and the purchase of insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report on Form 20-F filed with the regulatory authorities of Canada (as its Annual Information Form) and of the United States of America.

CAMBIOR INC.

CONSOLIDATED OPERATIONS *(in thousands of US dollars)*	Three months ended December 31, 2001	2000	Year ended December 31, 2001	2000
	(unaudited)		*(audited)*	
	$	$	$	$
REVENUES				
Mining operations	**52,361**	52,815	**197,520**	209,921
Investments and other income	**44**	117	**727**	720
	52,405	52,932	**198,247**	210,641
EXPENSES				
Mining operations	**36,121**	40,017	**151,450**	152,420
Depreciation, depletion and amortization	**6,916**	16,656	**34,944**	53,984
Exploration and business development	**1,852**	693	**3,409**	2,441
General and administrative	**760**	1,339	**3,939**	4,572
Financial expenses	**925**	6,414	**5,565**	18,712
Writedown of mining assets and investments (Note 5)	**5,419**	94,321	**5,419**	94,321
Restructuring charge	**-**	518	**-**	518
Loss on foreign exchange from reduction in net investment	**914**	-	**914**	-
	52,907	159,958	**205,640**	326,968
Loss before the undernoted items	**(502)**	(107,026)	**(7,393)**	(116,327)
Unrealized gain (loss) on derivative instruments (Note 2)	**12,488**	5,212	**(731)**	41,761
Income and mining taxes	**80**	32	**(115)**	148
Earnings (Loss) from continuing operations	**12,066**	(101,782)	**(8,239)**	(74,418)
Results of discontinued operations	**-**	83	**-**	(7,192)
Net earnings (loss)	**12,066**	(101,699)	**(8,239)**	(81,610)
Basic and diluted earnings (loss) per share (in dollars)				
Continuing operations	**0.12**	(1.35)	**(0.09)**	(1.02)
Discontinued operations	**-**	-	**-**	(0.10)
	0.12	(1.35)	**(0.09)**	(1.12)
Weighted average number of common shares outstanding (in thousands)	**100,345**	75,563	**92,834**	73,104

CAMBIOR INC.

CONSOLIDATED CONTRIBUTED SURPLUS AND DEFICIT (in thousands of US dollars)	Three months ended December 31, 2001	2000	Year ended December 31, 2001	2000
	(unaudited)		(audited)	
	$	$	$	$
CONTRIBUTED SURPLUS				
Balance, beginning	**23,047**	22,922	**23,047**	361,542
Transfer to deficit	**-**	-	**-**	(338,620)
Expiry of share purchase warrants	**-**	125	**-**	125
Balance, ending	**23,047**	23,047	**23,047**	23,047
DEFICIT				
Balance, beginning as previously reported	**(129,825)**	(10,377)	**(109,374)**	(338,620)
Cumulative adjustment to the opening balance (Note 2)	**-**	2,723	**-**	(27,674)
Restated balance, beginning	**(129,825)**	(7,654)	**(109,374)**	(366,294)
Net earnings (loss)	**12,066**	(101,699)	**(8,239)**	(81,610)
Transfer from contributed surplus	**-**	-	**-**	338,620
Share issue expenses, net of income taxes	**(117)**	(21)	**(263)**	(90)
Balance, ending	**(117,876)**	(109,374)	**(117,876)**	(109,374)

CAMBIOR INC.

CONSOLIDATED CASH FLOWS *(in thousands of US dollars)*	**Three months ended December 31,**		**Year ended December 31,**	
	2001	2000	**2001**	2000
	(unaudited)		*(audited)*	
	$	$	$	$
OPERATING ACTIVITIES				
Net earnings (loss)	**12,066**	(101,699)	**(8,239)**	(81,610)
Deferred gains	**4,159**	2,449	**4,159**	2,449
Deferred revenue (Note 7)	**-**	-	**55,000**	-
Non-cash items:				
Depreciation, depletion and amortization	**6,916**	16,656	**34,944**	55,560
Discontinued operations	**-**	201	**-**	8,782
Amortization of deferred gains	**(6,946)**	(5,762)	**(8,108)**	(16,120)
Deferred revenue – Delivery of gold on the prepaid forward (Note 7)	**(3,056)**	-	**(6,111)**	-
Writedown of mining assets and investments	**5,419**	94,321	**5,419**	94,321
Loss on foreign exchange from reduction in net investment	**914**	-	**914**	-
Future income and mining taxes	**-**	(261)	**-**	-
Unrealized loss (gain) on derivative instruments	**(12,488)**	(5,212)	**731**	(41,761)
Provision for environmental obligations	**514**	293	**1,749**	1,800
Other	**(112)**	(5)	**263**	456
	7,386	981	**80,721**	23,877
Changes in non-cash working capital items	**(2,130)**	2,710	**611**	1,846
Cash flows from operating activities	**5,256**	3,691	**81,332**	25,723
INVESTING ACTIVITIES				
Investments	**-**	(48)	**841**	(297)
Property, plant and equipment	**(3,359)**	(7,087)	**(19,690)**	(22,647)
Assets disposal	**-**	(1,907)	**-**	9,314
Discontinued operations	**(223)**	35,140	**12,386**	64,869
Cash flows from (used in) investing activities	**(3,582)**	26,098	**(6,463)**	51,239
FINANCING ACTIVITIES				
Long-term debt - Borrowings	**-**	-	**63,575**	13,000
Long-term debt - Repayments	**(36)**	(35,043)	**(132,043)**	(97,824)
Deferred charges	**-**	(550)	**(2,085)**	(550)
Shares and warrants issued	**5,693**	(21)	**6,067**	5,035
Cash flows from (used in) financing activities	**5,657**	(35,614)	**(64,486)**	(80,339)
Foreign exchange gain (loss) on cash held in foreign currency	**91**	(52)	**655**	994
Net increase (decrease) in cash and cash equivalents	**7,422**	(5,877)	**11,038**	(2,383)
Cash and cash equivalents, beginning of period	**7,164**	9,425	**3,548**	5,931
Cash and cash equivalents, end of period	**14,586**	3,548	**14,586**	3,548
Cash flows from operating activities per share (in dollars)	**0.05**	0.05	**0.88**	0.35
Weighted average number of common shares outstanding (in thousands)	**100,345**	75,563	**92,834**	73,104

CAMBIOR INC.

CONSOLIDATED BALANCE SHEETS *(in thousands of US dollars)* *(audited)*	**December 31, 2001** *$*	December 31, 2000 *$*
ASSETS		
Current assets		
Cash and cash equivalents	**14,586**	3,548
Accounts receivable	**3,134**	4,032
Settlements receivable	**2,471**	1,542
Production inventories	**8,001**	10,874
Supplies inventory and prepaid expenses	**19,185**	19,008
	47,377	39,004
Investments	**1,934**	1,213
Property, plant and equipment	**194,683**	235,872
Deferred charges	**2,448**	550
Fair-value of non-hedge derivatives (Note 8)	**5,330**	6,061
	251,772	282,700
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**22,609**	24,652
Current portion of long-term debt	**5,147**	118,457
Current portion of deferred revenue	**12,222**	-
Current portion of deferred gains	**3,661**	8,108
	43,639	151,217
Long-term debt (Note 6)	**45,930**	11,089
Deferred revenue (Note 7)	**36,667**	-
Deferred gains	**498**	-
Provision for environmental obligations and other	**13,505**	12,181
	140,239	174,487
SHAREHOLDERS' EQUITY		
Capital stock	**226,727**	209,961
Contributed surplus	**23,047**	23,047
Deficit	**(117,876)**	(109,374)
Cumulative translation adjustment	**(20,365)**	(15,421)
	111,533	108,213
	251,772	282,700

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management.

2. UNREALIZED LOSS/GAIN ON DERIVATIVE INSTRUMENTS

On October 24, 2000, the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants issued EIC-113 "Accounting by Commodity Producers for Written Call Options". Under EIC-113, unmatched written call options are required to be marked-to-market with any resulting change in value recognized in the current operating period. The Company has applied EIC-113 retroactively in 2000 with restatement of prior periods.

3. RESTRUCTURING PROGRAM

Following the sudden rise in gold prices at the end of the third quarter of 1999, Cambior had had to make arrangements with its hedge counter-parties and its lenders for an orderly fulfillment of its gold delivery obligations and its debt reimbursement. The reimbursement of the debt had been accelerated as a result of defaults under the Credit facility. These events forced Cambior to develop and implement a restructuring program, which resulted in the Company entering into a number of agreements with its lenders and hedge providers including:

October 1999:
- Standstill Agreement;

December 22, 1999:
- Definitive Agreement relating to the hedging position and an amended and restated Credit Facility;

January 12, 2001:
- 5-year $65,000,000 second amended and restated Credit Facility (the "2001 Credit facility");
- A prepaid gold forward sale agreement for proceeds of $55,000,000;
- The conversion of Jipangu Inc. $10,000,000 mortgage loan into equity and subordinated debt.

As part of its restructuring program, the Company also entered into agreements throughout 2000 and 2001 to sell non-core assets.

3. RESTRUCTURING PROGRAM (continued)

The principal transactions are:

	2001 $000	2000 $000
Gross proceeds		
Sale of Bouchard-Hébert and Langlois polymetallic mines	-	42,168
Sale of the La Granja Project	-	35,000
Sale of subsidiary (Cerro San Pedro Project)	-	9,676
Jipangu Inc. private placement	-	5,000
First-rank mortgage loan with Jipangu Inc. which was converted into equity in 2001	-	10,000
First-rank mortgage loan with a financial institution	-	3,000
2001 Credit facility – Term loan	55,000	-
2001 Credit facility – Revolving loan	8,575	-
Prepaid gold forward sale agreement	55,000	-
Sale of the El Pachón Project	13,000	-
Sale of other assets	1,619	-
	133,194	104,844
Applied to		
Reimbursement of the 1999 Credit facility	115,575	96,625
Reimbursement of the 2001 Credit facility	13,306	-
Payment to secure obligations to the hedge counter-parties and restructure hedges	-	8,000
Reimbursement of the first-rank mortgage loan with a financial institution	3,000	-
	131,881	104,625

Furthermore, the Company incurred additional amounts for financial expenses, restructuring fees and other related charges.

4. DISCONTINUED OPERATIONS

In 2000, the Company started to present results from its base metal sector as discontinued operations, in accordance with generally accepted accounting principles in Canada.

During 2000, the Bouchard-Hébert and Langlois mines and the La Granja Project were sold for total net cash proceeds of $75,750,000, including working capital items of $5,868,000. Since the net book value of these assets totaled $79,277,000, a loss of $9,395,000 was charged to operations in 2000 as results of discontinued operations.

During 2001, the El Pachón Project was sold for a total consideration of $15,000,000, with $13,000,000 paid in September 30, 2001 and $2,000,000 at the time the purchaser makes a production decision but not later than September 30, 2005.

The El Pachón sale concluded the financial restructuring program. The Company decided not to consider its Carlota Project as part of the discontinued operations anymore. As per generally accepted accounting principles in Canada, the results of the Carlota Project have been reclassified as continuing operations. This reclassification had no impact on net loss.

5. WRITEDOWN OF MINING ASSETS AND INVESTMENTS

At the end of 2001 and 2000, the Company elected to use a long-term price of gold of $300/oz to calculate its mining reserves and to evaluate the book value of its property, plant and equipment and determined that a writedown of certain assets was necessary. Details of the writedown are as follows:

	2001	*2000*
	$000	*$000*
Omai Mine	5,419	42,388
Doyon Division	-	46,899
Mining projects	-	4,641
Writedown of mining assets	5,419	93,928
Writedown of investments	-	393
Total	5,419	94,321

Based on the future cash flow method, the writedown of the Omai mine in 2001 is due to lower estimated future gold prices from the hedging program required under the 2001 Credit facility.

6. LONG-TERM DEBT

The long-term debt position is summarized as follows:

	December 31, 2001	December 31, 2000
	$000	*$000*
2001 Credit facility	**50,269**	-
1999 Credit facility	-	115,575
Mortgage	-	13,000
Obligations under capital lease	**808**	971
	51,077	129,546
Current portion	**5,147**	118,457
Long-term portion	**45,930**	11,089

The 2001 Credit facility consist of a $55,000,000 non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. The 2001 Credit facility interest rate was at LIBOR rate + 3% until March 31, 2001 and, thereafter, the interest spread varies from 2% to 3% based on the quarterly calculation of the Loan Life Protection Ratio (4.99% at December 31, 2001).

Under the 2001 Credit facility, the Company is required to establish a revised Mandatory Hedging Program (the "Program") whereby it must ensure that:

i) total gold delivery commitments do not exceed 90% of its proven and probable mineral reserves,
ii) total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and
iii) sufficient hedges be in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce.

6. LONG-TERM DEBT (continued)

As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the 2001 Credit facility and is not subject to margin calls.

The Company must also comply with various other covenants and financial ratios.

The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

At December 31, 2001, the minimum reimbursements on the long-term debt for the coming years are as follows:

Year of repayment	Term loan $000	Revolving loan $000	Obligations under capital leases $000	Total $000
2002	5,000	-	147	5,147
2003	20,000	-	147	20,147
2004	17,994	-	147	18,141
2005	-	7,275	147	7,422
2006	-	-	147	147
2007	-	-	73	73
	42,994	7,275	808	51,077

7. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sale agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries commencing July 2001 to December 2005. The cash proceeds from this prepaid sale was accounted for as deferred revenue.

Under the agreement, the Company must comply with the terms of the Mandatory Hedging Program and various other covenants and financial ratios under the terms of the 2001 Credit facility (Note 6).

During 2001, Cambior delivered 25,960 ounces of gold valued at $235 per ounce for a total amount of $6,111,000.

As at December 31, 2001, the estimated mark-to-market value of the agreement is negative $4,526,000, which is not accounted for in the balance sheet.

8. REVENUE PROTECTION PROGRAM

a) Selling price

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
($ per ounce)	$	$	$	$
Market price	279	269	271	279
Cambior's premium	15	43	18	42
Accounting realized price	294	312	289	321

The average market price during 2001 was $271 per ounce. In 2001, the gold hedging program generated net additional revenues of $11,174,000 ($18 per ounce) giving an accounting realized price of $289 per ounce compared to $321 per ounce in 2000. During the fourth quarter of 2001, the gold hedging program generated net additional revenues of $2,618,000 ($15 per ounce) giving an accounting realized price of $294 per ounce compared to $312 per ounce during the fourth quarter of 2000.

8. **REVENUE PROTECTION PROGRAM (continued)**

b) Gold sales and deliveries

The Company's gold sales and deliveries commitments as at December 31, 2001 are as follows:

		2002	2003	2004	2005	2006	2007	Total
FORWARDS								
Quantity	(000 ozs)	167	242	94	86	102	56	**747**
Average price	($/oz)	286	286	300	303	323	350	**299**
PREPAID GOLD FORWARDS (Note 7)								
Quantity	(000 ozs)	52	52	52	52	-	-	**208**
Average price	($/oz)	235	235	235	235	-	-	**235**
VARIABLE VOLUME FORWARDS(1)(3)								
Minimum quantity	(000 ozs)	65	68	68	68	28	-	**297**
Average price	($/oz)	332	336	338	342	346	-	**338**
MINIMUM DELIVERY OBLIGATIONS								
Quantity	(000 ozs)	284	362	214	206	130	56	**1,252**
Average price	($/oz)	287	288	296	299	328	350	**298**
CALL OPTIONS SOLD(2)								
Quantity	(000 ozs)	264	53	53	-	-	-	**370**
Average price	($/oz)	315	300	300	-	-	-	**311**
VARIABLE VOLUME FORWARDS(1) (3)								
Variable quantity	(000 ozs)	60	60	60	60	25	-	**265**
Average price	($/oz)	332	336	338	342	346	-	**338**
TOTAL DELIVERY COMMITMENTS								
Quantity	(000 ozs)	608	475	327	266	155	56	**1,887**
Average price	($/oz)	304	295	305	308	331	350	**306**

(1) The Variable Volume Forward (VVF) position is for a nominal quantity of 373,716 ounces maturing at fixed delivery dates from January 2002 to May 2006. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% (shown as minimum quantity in the table) up to a maximum of 150% of the nominal quantity based on a spot gold price ranging from $276 per ounce to $360 per ounce. Monthly test dates are set between January 2002 and May 2004.

Each increase of $1 per ounce in gold price above $276, at each monthly test date, will increase by 59 ounces per fixed period the minimum quantity of the VVF positions up to 5,000 ounces per period and has been recognized as a delivery commitment on the table.

(2) The call options sold are detailed as follows :

Expiry date	Quantity (000 ozs)	$/oz
2002	47	285
	98	300
	119	340
	264	315
2003	53	300
2004	53	300
	370	311

The Company's contingent delivery obligations under such contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3) Certain call options sold, forwards and VVF positions, totalling 971,260 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% to 1.75% per annum.

(4) At December 31, 2001, the estimated mark-to-market value of Cambior's gold sales and deliveries commitments calculated at a spot price of $277 per ounce ($273 per ounce in 2000) is the following:

	2001	2000
	$000	$000
Forwards and prepaid gold forward	**(1,016)**	705
VVF and call options sold (accounted for in the balance sheet as fair value of non hedge derivative instruments)	**5,330**	6,061
	4,314	6,766

8. REVENUE PROTECTION PROGRAM (continued)

c) Foreign exchange contracts

The Company's Canadian dollar hedging commitments as at December 31, 2001 are as follows:

		2002	2003	2004	2005	Total
Spot Deferred						
US dollars	($000)	24,257	-	-	-	24,257
Exchange rate		1.4376	-	-	-	1.4376
Fixed Forwards						
US dollars	($000)	44,659	58,208	34,422	16,039	153,328
Exchange rate		1.5596	1.5564	1.5637	1.5571	1.5591
Total						
US dollars	($000)	68,916	58,208	34,422	16,039	177,585
Exchange Rate		1.5167	1.5564	1.5637	1.5571	1.5425

The Company is committed through foreign exchange contracts to deliver US $177,585,000 at an average exchange rate of Cdn $1.5425. The foreign exchange spot deferred contracts have a delivery date that may be deferred up to July 2003, at the Company's discretion, and their value varies based on time and interest rates.

As at December 31, 2001, the fair value loss of the foreign exchange contracts is $4,811,000 ($4,637,000 as at December 31, 2000). This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as a hedge instrument.

9. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada.

	Omai $000	Doyon $000	Sleeping Giant $000	Niobec $000	Discontinued Operations $000	Corporate and others $000	Total $000
Three months ended December 31, 2001							
Revenues – Mining operations	28,027	17,444	2,106	4,784	-	-	52,361
Investments and other income	91	-	-	-	-	(47)	44
Financial expenses	743	(9)	-	-	-	191	925
Depreciation, depletion and amortization	2,403	3,984	325	57	-	147	6,916
Writedown of mining assets and investments	5,419	-	-	-	-	-	5,419
Divisional earnings (loss)	(636)	1,668	(102)	2,075	-	(2,593)	412
Capital expenditures (disposals)	1,036	1,806	234	283	(248)	471	3,582
Three months ended December 31, 2000							
Revenues – Mining operations	28,535	17,166	2,673	4,441	-	-	52,815
Investments and other income	17	-	-	-	-	100	117
Financial expenses	5,211	-	-	-	-	1,203	6,414
Depreciation, depletion and amortization	6,565	8,733	569	310	-	479	16,656
Writedown of mining assets and investments	42,388	46,899	-	-	-	5,034	94,321
Divisional earnings (loss)	(47,315)	(50,981)	295	781	83	(9,288)	(106,425)
Capital expenditures (disposals)	2,573	2,516	501	620	(35,140)	2,832	(26,098)
Year ended December 31, 2001							
Revenues – Mining operations	106,793	63,198	8,811	18,718	-	-	197,520
Investments and other income	119	-	-	-	-	608	727
Financial expenses	4,800	(95)	-	-	-	860	5,565
Depreciation, depletion and amortization	16,449	15,356	1,388	1,144	-	607	34,944
Writedown of mining assets and investments	5,419	-	-	-	-	-	5,419
Divisional earnings (loss)	(2,335)	(473)	353	4,706	-	(8,730)	(6,479)
Capital expenditures (disposals)	8,303	7,553	1,032	1,038	(12,386)	923	6,463
Property, plant and equipment	58,133	89,781	4,251	12,004	-	30,514	194,683
Divisional assets	77,969	93,449	4,827	19,156	-	56,371	251,772
Year ended December 31, 2000							
Revenues – Mining operations	111,923	70,122	11,794	16,082	-	-	209,921
Investments and other income	60	-	-	-	-	660	720
Financial expenses	16,583	-	-	-	-	2,129	18,712
Depreciation, depletion and amortization	27,440	22,718	2,123	1,123	-	580	53,984
Writedown of mining assets and investments	42,388	46,899	-	-	-	5,034	94,321
Divisional earnings (loss)	(55,447)	(49,828)	2,646	2,616	(7,192)	(15,796)	(123,001)
Capital expenditures (disposals)	8,816	10,663	1,135	3,076	(64,869)	(10,060)	(51,239)
Property, plant and equipment	71,587	103,446	4,886	12,854	13,906	29,193	235,872
Divisional assets	91,452	106,461	5,319	17,873	13,906	47,689	282,700

9. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings (loss) to net earnings (loss) is as follows:

	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
	$000	*$000*	*$000*	*$000*
Divisional earnings (loss)	**3,005**	(97,220)	**2,251**	(100,013)
Results of discontinued operations	**-**	83	**-**	(7,192)
Corporate and others	**(2,593)**	(9,288)	**(8,730)**	(15,796)
	412	(106,425)	**(6,479)**	(123,001)
Unrealized gain (loss) on derivative instruments	**12,488**	5,212	**(731)**	41,761
Restructuring charge	**-**	(518)	**-**	(518)
Loss on foreign exchange from reduction in net investment	**(914)**	-	**(914)**	-
Income and mining taxes	**80**	32	**(115)**	148
Net earnings (loss)	**12,066**	(101,699)	**(8,239)**	(81,610)

10. FLOW-THROUGH SHARES ISSUE

On July 25, 2001, Cambior concluded private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses (as defined in the applicable tax legislation) on some of the Company's properties located in Québec, Canada.

11. EARNINGS PER SHARE

The following number of shares as at December 31 were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	2001 Number of shares (000)	2000 Number of shares (000)
Options	**4,855**	3,549
Warrants	**6,250**	5,000
	11,105	8,549

12. EBITDA

Earnings before interest, taxes, depreciation and amortization, unrealized loss/gain on derivative instruments, loss on foreign exchange from reduction in net investment and writedown of mining assets and investments are summarized as follows:

	Three months ended December 31,		Year ended December 31,	
	2001	2000	**2001**	2000
	$000	*$000*	***$000***	*$000*
Net earnings (loss)	**12,066**	(101,699)	**(8,239)**	(81,610)
Add (Deduct):				
Unrealized loss (gain) on derivative instruments	**(12,488)**	(5,212)	**731**	(41,761)
Loss on foreign exchange from reduction in net investment	**914**	-	**914**	-
Writedown of mining assets and investments	**5,419**	94,321	**5,419**	94,321
	5,911	(12,590)	**(1,175)**	(29,050)
Results of discontinued operations	**-**	(83)	**-**	7,192
Depreciation, depletion and amortization	**6,916**	16,656	**34,944**	53,984
Financial expenses	**925**	6,414	**5,565**	18,712
Restructuring charge	**-**	518	**-**	518
Income and mining taxes	**(80)**	(32)	**115**	(148)
EBITDA	**13,672**	10,883	**39,449**	51,208

13. SUBSEQUENT EVENTS

Transactions in Guiana Shield

On October 31, 2001, Cambior announced that it has reached an agreement with Golden Star Resources Ltd. ("Golden Star") which was accepted by the Government of Suriname on January 10, 2002, concerning the acquisition of the 50% interest in the Gross Rosebel Project held by Golden Star for a cash consideration of $8,000,000 and a price participation right of 10% on the excess in the quarterly market price of gold above $300 per ounce after commencement of commercial production.

Cambior will also acquire Golden Star's interest in other exploration properties in Suriname and in the share capital of OMAI Gold Mines Limited, and will transfer to Golden Star its interest in exploration properties located in French Guiana.

The Government of Suriname has also agreed to certain modifications to the 1994 Mineral Agreement in respect of the Gross Rosebel Project as well as certain business conditions, including favorable terms for power supply at the Project.

In addition, the Government agreed to cause state-owned mining company Grasshopper Aluminum Company N.V. to relinquish its two options to purchase up to a 40% participation in the Gross Rosebel Project principally in return for a 5% carried interest in the Operating Company's equity.

13. SUBSEQUENT EVENTS (continued)

Transactions in Guiana Shield (continued)

Jipangu Inc. committed to use its best efforts to provide directly or indirectly, non recourse financing of $50,000,000 to Cambior, to be used for the construction and development of the Gross Rosebel Property.

Special Warrant offering of up to Cdn $30,000,000 (approximately $18,750,000)

On February 11, 2002, Cambior announced that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters:

- -have agreed to purchase 13,846,154 special warrants on an underwritten private placement basis, at a price of Cdn $1.30 (approximately $0.81) per special warrant for gross proceeds to Cambior of Cdn $18,000,000 (approximately $11,250,000), and
- -have the option to purchase an additional 9,230,769 special warrants at Cdn $1.30 (approximately $0.81) each at any time prior to the closing date, for additional gross proceeds of Cdn $12,000,000 (approximately $7,500,000).

Each special warrant will entitle its holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $1.70 (approximately $1.06) for a period of 12 months from the closing date. In the event that Cambior does not obtain receipts for a final prospectus within 45 days of the closing date, each special warrant will entitle its holder to acquire 1.04 common shares and 0.52 warrant.

The offering is scheduled to close on February 27, 2002.

14. ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		**2001**	2000
December 31	(Closing)	**1.5928**	1.4995
September 30	(Closing)	**1.5785**	1.5035
Fourth Quarter	(Average)	**1.5803**	1.5257
Year	(Average)	**1.5484**	1.4854

The number of common shares outstanding at the following dates were:

February 22, 2002	104,904,000 shares
December 31, 2001	104,904,000 shares
September 30, 2001	97,854,000 shares
December 31, 2000	75,563,000 shares

During 2001, a total of 28,541,000 common shares were issued to Jipangu Inc. and 800,000 flow-through common shares were also issued. At December 31, 2001, Jipangu Inc. held approximately 37.8% of the outstanding common shares. Assuming the exercise of all warrants issued to Jipangu Inc., it would hold approximately 40.6% of Cambior's outstanding common shares.

	MINERAL RESERVES AND RESOURCES[1] CAMBIOR'S SHARE					
	December 31, 2001 @ $300/oz			December 31, 2000 @ $300/oz		
GOLD OPERATIONS	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces Contained (oz)**	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces Contained (oz)**
Omai (100%)						
Proven Reserves	22,644	1.3	**944,000**	29,406	1.3	**1,273,000**
Probable Reserves	69	1.4	**3,000**	120	1.3	**5,000**
Doyon Division (100%)[2]						
Proven Reserves	3,864	5.2	**644,400**	2,557	5.5	**456,500**
Probable Reserves	4,331	5.6	**786,500**	4,954	6.3	**1,003,400**
Measured Resources	170	3.6	**19,900**	166	3.9	**20,800**
Indicated Resources	760	4.4	**107,400**	969	4.2	**131,000**
Inferred Resources	5,244	5.6	**946,600**	5,983	5.5	**1,066,300**
Sleeping Giant (50%)						
Proven Reserves	63	10.7	**21,500**	96	10.3	**31,900**
Probable Reserves	145	12.3	**57,600**	74	12.0	**28,500**
Indicated Resources	-	-	**-**	46	9.6	**14,300**
Inferred Resources	112	10.8	**38,700**	142	9.0	**41,200**
GOLD PROJECTS						
Gross Rosebel [3]						
Probable Reserves (100%)	25,166	1.7	**1,350,000**	-	-	**-**
Indicated Resources (50%)	-	-	**-**	12,583	1.7	**675,000**
La Arena (100%)						
Indicated Resources	13,400	1.0	**414,000**	13,400	1.0	**414,000**
TOTAL GOLD						
Proven and Probable Reserves			**3,807,000**			2,798,300
Measured and Indicated Resources			**541,300**			1,255,100
Inferred Resources			**985,300**			1,107,500

NIOBIUM OPERATION	**Tonnes (000)**	**Grade Nb_2O_5 (%)**	**Contained tonnes (000) Nb_2O_5**	**Tonnes (000)**	**Grade Nb_2O_5 (%)**
Niobec (50%)					
Proven Reserves	5,833	0.65	**38**	2,278	0.69
Probable Reserves	3,245	0.72	**23**	3,463	0.76
Measured Resources	730	0.60	**4**	-	-
Indicated Resources	155	0.55	**1**	1,431	0.74
Inferred Resources	900	0.69	**6**	1,001	0.77

1. Reported mineral reserves and resources were calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $300/oz for 2001 and 2000. The Pachón copper project and the Yaou Dorlin gold project were sold in 2001. Consequently, this table excludes reserves and resources from these projects. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not demonstrate economic viability.
2. Includes mineral reserves and resources from the Doyon and Mouska mines.
3. Mineral reserve and resource calculations at Gross Rosebel are based only on the soft rock portion of the deposits. Following the completion of a technical report in 2001, the year-end 2000 mineral resources were upgraded to probable mineral reserves in 2001. Mineral reserves and resources at Gross Rosebel are reported as a 50% share in 2000 and as 100% in 2001, subject to the closing of the transaction to acquire Golden Star Resources Ltd. interest in the project.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral reserve and mineral resource estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons[1] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

Mine	Name	Title
Omai (Guyana)	Y. Michaud P. Johnson	Geology Superintendent Mine Manager
Doyon (Quebec, Canada)	D. Doucet A. Grenier	Chief Geologist Chief Engineer
Mouska (Quebec, Canada)	R. Asselin P. Godin	Chief Geologist General Superintendent
Sleeping Giant (Quebec, Canada)	C. Gobeil C. Bourcier	Chief Geologist Chief Engineer
Gold Projects		
Gross Rosebel (Suriname)	K. Atherton	Engineering Superintendant, Omai Mine
La Arena (Peru)	F. Clouston	Project Assessment Engineer
Copper Projects		
Carlota (Arizona, USA)	Independent Mining Consultants, Inc.	
Industrial Minerals		
Niobec (Quebec, Canada)	D. Villeneuve S. Thivierge	Geologist Engineering Superintendent

1 **Qualified person:** an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 20-F. A copy of this form is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

* * * * *

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

	Average Metallurgical Recovery [1]	**Cut-off grades**
Mine	**Gold %**	**g Au /t**
Omai	93	0.70
Doyon	96	4.1
Mouska	94	11.8 to 12.1[2]
Sleeping Giant	97	8.3 to 8.9 [2]

(1) Recovery rates vary depending on the metallurgical properties of each deposit and the production process used;
(2) Varies depending on the mining method used.

SENSITIVITY ANALYSIS

To establish the 2001 and 2000 year-end mineral reserves, the Company used a long-term gold price of $300 per ounce. For the Canadian operations, a long-term exchange rate of Cdn $1.50 was used in 2002.

Proven and probable mineral reserves for the gold operations at December 31, 2001 were 2.5 million ounces. A sensitivity analysis using a gold price of $275 per ounce indicates that mineral reserves would fall 6% to 2.3 million ounces. The impact of a $275 gold price on the Doyon Division would be a reduction in the order of 8%, while the impact on the Omai mine would be a reduction of 3%. The Doyon Division and Omai mine together represent 97% of Cambior's proven and probable mineral reserves from its gold operations, calculated at the end of 2001.

CAMBIOR **COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ**

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, February 27, 2002
All amounts are expressed in Cdn dollars

CAMBIOR ANNOUNCES EXERCISE OF OPTION BY UNDERWRITERS

Cambior Inc. is pleased to announce that the syndicate of underwriters led by Sprott Securities Inc. and including National Bank Financial Inc. and Scotia Capital Inc. (collectively, the "Underwriters") have exercised their option to purchase 7,500,000 additional special warrants at a price of $1.30 per special warrant for additional gross proceeds to Cambior of approximately $9.75 million. The Underwriters had previously agreed to purchase 13,846,150 special warrants on an underwritten private placement basis, at a price of $1.30 per special warrant for gross proceeds to Cambior of $18 million. The aggregate 21,346,154 special warrants will generate gross proceeds to Cambior of $27.75 million, which will be added to working capital.

Each special warrant will entitle its holder to acquire, without further payment, one common share of Cambior and one-half of one common share purchase warrant (a "Warrant"); each whole Warrant will entitle its holder to acquire one additional common share of Cambior at a price of $1.70 within a period of 12 months following the closing of the special warrant placement which is scheduled later today, subject to certain conditions.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol «CBJ».

* * * * *

Longueuil, le 27 février 2002
Tous les montants sont exprimés en dollars canadiens

CAMBIOR ANNONCE L'EXERCICE DE L'OPTION DES PRENEURS FERMES

Cambior Inc. est heureuse d'annoncer que le groupe de preneurs fermes mené par Sprott Securities Inc. et comprenant Financière Banque Nationale Inc. et Marchés des Capitaux Scotia Inc. (collectivement, les «preneurs fermes») ont exercé leur option d'acheter 7 500 000 bons de souscription spéciaux additionnels à un prix de 1,30 $ par bon de souscription spécial pour un produit brut additionnel à Cambior d'approximativement 9,75 millions $. Les preneurs fermes avaient précédemment convenu d'acheter 13 846 150 bons de souscription spéciaux sur une base de prise ferme et de placement privé, à un prix de 1,30 $ par bon de souscription spécial pour un produit brut à Cambior de 18 millions $. Le total de 21 346 154 bons de souscription spéciaux procurera à Cambior un produit brut de 27,75 millions $ qui viendra s'ajouter au fonds de roulement.

Chaque bon de souscription spécial permettra à son détenteur d'acquérir, sans contrepartie additionnelle, une action ordinaire de Cambior et un demi-bon de souscription à une action ordinaire (un «bon»); chaque bon entier permettra à son détenteur d'acquérir une action ordinaire additionnelle à un prix de 1,70 $ à l'intérieur d'une période de 12 mois suivant la clôture du placement de bons de souscription spéciaux qui est prévue plus tard aujourd'hui, sous réserve de certaines conditions.

Les titres offerts ne sont pas enregistrés en vertu du *U.S. Securities Act of 1933*, tel qu'amendé, et ne peuvent être offerts ni vendus aux États-Unis en l'absence d'enregistrement ou des dispenses applicables d'enregistrement. Ce communiqué de presse ne peut constituer une offre de vente ou une sollicitation pour l'achat de valeurs mobilières à l'intérieur de tout État des États-Unis où une telle offre ou sollicitation serait contraire aux lois.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSE) et de l'*American Stock Exchange* (AMEX).

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
Investor Relations Department / Relations avec les investisseurs
Robert LaVallière, Director / Directeur
Tel : (450) 677-0040 / Fax : (450) 677- 3382
E-mail: info@cambior.com / Internet: www.cambior.com
CP-2002-08

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, February 28, 2002
All amounts are expressed in Cdn dollars

CAMBIOR ANNOUNCES CLOSING OF FINANCING

Cambior Inc. is pleased to announce that it has completed its previously announced private placement of 21,346,154 special warrants at $1.30 each. Gross proceeds from the placement were $27,750,000 which will be added to working capital. The offering was made through a syndicate of underwriters led by Sprott Securities Inc. and including National Bank Financial Inc. and Scotia Capital Inc.

Each special warrant will entitle its holder to acquire, without further payment, one common share of Cambior and one-half of one common share purchase warrant (a "Warrant"); each whole Warrant will entitle its holder to acquire one additional common share of Cambior at a price of $1.70 within a period of 12 months following the closing of the special warrant placement.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol «CBJ».

* * * * *

Longueuil, le 28 février 2002
Tous les montants sont exprimés en dollars canadiens

CAMBIOR ANNONCE LA CLÔTURE D'UN FINANCEMENT

Cambior Inc. est heureuse d'annoncer la clôture de son placement privé précédemment annoncé pour 21 346 154 bons de souscription spéciaux, au prix de 1,30 $ chacun, tel qu'annoncé par le communiqué de presse de Cambior daté du 27 février 2002. Le produit brut du placement est de 27 750 000 $ et viendra s'ajouter au fonds de roulement. Le placement a été réalisé par un syndicat de preneurs fermes dirigé par Sprott Valeurs Mobilières inc. et comprenant Financière Banque Nationale inc. et Marchés de Capitaux Scotia inc.

Chaque bon de souscription spécial permettra à son détenteur d'acquérir, sans contrepartie additionnelle, une action ordinaire de Cambior et un demi-bon de souscription à une action ordinaire (un «bon»); chaque bon entier permettra à son détenteur d'acquérir une action ordinaire additionnelle à un prix de 1,70 $ à l'intérieur d'une période de 12 mois suivant la clôture du placement de bons de souscription spéciaux.

Les titres offerts ne sont pas enregistrés en vertu du *U.S. Securities Act of 1933*, tel qu'amendé, et ne peuvent être offerts ni vendus aux États-Unis en l'absence d'enregistrement ou des dispenses applicables d'enregistrement. Ce communiqué de presse ne peut constituer une offre de vente ou une sollicitation pour l'achat de valeurs mobilières à l'intérieur de tout État des États-Unis où une telle offre ou sollicitation serait contraire aux lois.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSE) et de l'*American Stock Exchange* (AMEX).

- 30 -

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
Investor Relations Department / Relations avec les investisseurs
Robert LaVallière, Director / Directeur
Tel : (450) 677-0040 / Fax : (450) 677- 3382
E-mail: info@cambior.com / Internet: www.cambior.com
CP-2002-09

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: March 4, 2002

By:

André Le Bel
Senior Legal Counsel and
Assistant Secretary

G:\SERVCORP\CORP\Aa2001\Cambior\Mcr-6K\2001-03-26-6k.doc